UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2026
Commission File Number: 001-12610

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F☒  Form 40-F☐

Investor Relations
PRESS RELEASE
Televisa Reports Second Quarter 2026 Results

Consolidated
●	Revenue declined by 3.0%, while Operating Segment Income (“OSI”) increased by 5.0%, representing a 41.8% margin, continuing the sequential improvements.
●	OSI margin expanded by approximately 310 basis points, driven by ongoing efficiencies and synergies.
●	Operating Cash Flow (“OCF”)[1] margin of 16.6% remained at healthy levels despite the upgrade of our network to fiber- to-the-home ("FTTH"), due to a combination of opex and capex optimizations.

Residential & Enterprise Services
●	Upgraded to FTTH over 1.5 million homes, in line with our full-year goal.
●	Passed 11.6 thousand homes with FTTH, reaching over 20.1 million homes passed with our network.
●	Broadband subscribers of 5.7 million, with 9.4 thousand net adds, as we keep focusing on value customers as well as customer satisfaction and retention.
●	Mobile subscribers of 820.0 thousand, with 72.3 thousand net adds driven by our innovative mobile virtual network operations (“MVNO”).
●	Residential Services revenue increased by 1.8% year-on-year, driven by consecutive broadband net adds over the last five quarters. Enterprise Services revenue grew by 0.8%.

Satellite Services
●	Total Revenue Generating Units (“RGUs”) of 3.1 million, with 279.1 thousand disconnections.
●	Revenue declined by 20.3%, driven by a decrease in the RGUs base of 28.2%.

Earnings Call Date and Time: Friday, July 24, 2026, at 11:00 A.M. ET.
Conference ID # is 9427172

From the U.S.: +1 (877) 883 0383	International callers: +1 (412) 902 6506
Rebroadcast: +1 (855) 669 9658	Rebroadcast: +1 (412) 317 0088

The teleconference will be rebroadcast with the access code #5443258 from July 24, 2026 until August 7, 2026.

1 OCF is defined as total OSI minus capital expenditures in property, plant and equipment. A reconciliation of total OSI to consolidated operating income, and the amount of capital expenditures in property, plant and equipment, are presented in the Notes of Segment Information, and Property, Plant and Equipment, respectively, to our Interim Unaudited Condensed Consolidated Financial Statements as of June 30, 2026 and December 31, 2025, and for the six months ended June 30, 2026 and 2025.

Consolidated Results

Mexico City, July 23, 2026 — Grupo Televisa, S.A.B. (NYSE: TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for the second quarter of 2026. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”).

Beginning in the fourth quarter of 2025, we present the operating results of our Cable and Sky businesses as a single reportable segment, Telecom, with three revenue categories: Residential, Satellite, and Enterprise. This change in segment reporting is a result of organizational changes that integrated the operations of our Cable and Sky businesses into a single business, and our senior management now analyzes the results of our operations, makes decisions and assigns resources to it as a single business. Through September 30, 2025, the operating results of our Cable and Sky businesses were presented as separate reportable segments. As a result of this change in our segment reporting, the operations previously reported under our former Cable and Sky segments are now classified into a single reportable segment for any comparative period presented.

The following table sets forth condensed consolidated statements of income for the quarter ended June 30, 2026 and 2025, in millions of Mexican pesos:

	2Q’26	Margin	2Q’25	Margin	Change
		%		%	%
Revenues	14,288.9	100.0	14,729.4	100.0	(3.0)
Operating segment income [1]	5,978.1	41.8	5,694.3	38.7	5.0
Net (loss) income	(162.1)	(1.1)	552.5	3.8	n/a
Net (loss) income attributable to stockholders of the Company	(497.4)	(3.5)	474.5	3.2	n/a
[1]Operating segment income is defined as operating income before corporate expenses, depreciation and amortization, and other expense, net.

Revenues decreased by 3.0% to Ps.14,288.9 million in the second quarter of 2026, compared with Ps.14,729.4 million in the second quarter of 2025. This decrease was mainly due to the revenue decline in Satellite Services, partially offset by revenue growth in Residential and Enterprise Services. Operating segment income increased by 5.0%, translating into a 41.8% margin.

Income before income taxes decreased by Ps.174.4 million, or 35.4%, to Ps.318.1 million in the second quarter of 2026, compared with Ps.492.5 million in the second quarter of 2025.

Net income or loss attributable to stockholders of the Company changed by Ps.971.9 million to a net loss of Ps.497.4 million in the second quarter of 2026, from a net income of Ps.474.5 million in the second quarter of 2025.

This unfavorable change reflected primarily (i) a Ps.1,136.7 million decrease in share of income in associates and joint ventures; (ii) a Ps.540.2 million unfavorable change in income taxes; and (iii) a Ps.257.3 million increase in net income attributable to non-controlling interests.

These unfavorable variances were partially offset by (i) a Ps.443.9 million increase in operating income before other expense, net; (ii) a Ps.175.0 million decrease in other expense, net; and (iii) a Ps.343.4 million decrease in finance expense, net.

Second-quarter Results by Business Segment

The following table presents the second quarter consolidated results for the periods ended June 30, 2026 and 2025, for each of our revenue lines and our business segment. Consolidated results for the second quarter of 2026 and 2025 are presented in millions of Mexican pesos.

Revenues	2Q’26%		2Q’25%		Change %
Residential	10,726.4	75.1	10,533.5	71.5	1.8
Satellite	2,512.9	17.6	3,154.5	21.4	(20.3)
Enterprise	1,049.6	7.3	1,041.4	7.1	0.8
Telecom Revenues	14,288.9	100.0	14,729.4	100.0	(3.0)

Operating Segment Income and Operating Income	2Q’26	Margin %	2Q’25	Margin %	Change %
Operating Segment Income [1]	5,978.1	41.8	5,694.3	38.7	5.0
Corporate Expenses	(48.6)	(0.3)	(22.1)	(0.2)	119.9
Intercompany Operations	(43.8)	(0.3)	(41.9)	(0.3)	4.5
Depreciation and Amortization	(4,214.2)	(29.5)	(4,402.7)	(29.9)	(4.3)
Other Expense, net	(99.2)	(0.7)	(274.2)	(1.9)	(63.8)
Operating Income	1,572.3	11.0	953.4	6.5	64.9
[1]Operating segment income is defined as operating income before corporate expenses, depreciation and amortization, and other expense, net.

Residential Services Operating Metrics

Total net additions for the quarter were 78.7 thousand RGUs, primarily driven by gains of 72.3 thousand mobile subscribers, 28.4 thousand voice subscribers, and 9.4 thousand broadband subscribers. On the other hand, we lost 31.3 thousand video subscribers.

The following table sets forth the breakdown of RGUs per service type for our Residential Services as of June 30, 2026 and 2025.

RGUs	2Q’26 Net Adds	2Q’26	2Q’25
Video	(31,346)	3,591,720	3,720,523
Broadband	9,376	5,707,545	5,626,825
Voice	28,360	5,622,137	5,472,194
Mobile	72,341	819,950	463,601
Total RGUs	78,731	15,741,352	15,283,143

Satellite Services Operating Metrics

During the quarter, Satellite Services had around 279.1 thousand RGUs net disconnections, primarily due to the loss of 258.3 thousand video RGUs.

The following table sets forth the breakdown of RGUs per type of service for Satellite Services as of June 30, 2026 and 2025.

RGUs	2Q’26 Net Adds	2Q’26	2Q’25
Video	(258,250)	2,957,355	4,093,569
Broadband	(20,097)	180,870	280,214
Voice	(2)	152	162
Mobile	(766)	8,210	11,286
Total RGUs	(279,115)	3,146,587	4,385,231

Revenues and Operating Segment Income

Second quarter segment revenues decreased by 3.0% to Ps.14,288.9 million compared with Ps.14,729.4 million in the second quarter of 2025. Our Residential Services revenues continue improving on a sequential basis and increased by 1.8% year-on-year. Our Enterprise Services revenues increased by 0.8% mainly due to the signing of new projects with the public and private sectors. Finally, our Satellite Services revenues declined by 20.3%, driven by a year-on-year decrease in RGUs.

Second quarter operating segment income increased by 5.0% to Ps.5,978.1 million compared with Ps.5,694.3 million in the second quarter of 2025. The margin reached 41.8%, increasing by around 310 basis points year-on-year due to the efficiency measures and Opex reductions that have been implemented over the last several quarters.

The following table presents second-quarter consolidated results ended June 30, 2026 and 2025, for each of our revenue lines and our business segment. Consolidated results for the second quarter of 2026 and 2025 are presented in millions of Mexican pesos.

Revenue	2Q'26	2Q'25	Change %
Millions of Mexican pesos
Residential	10,726.4	10,533.5	1.8
Satellite	2,512.9	3,154.5	(20.3)
Enterprise	1,049.6	1,041.4	0.8
Telecom Revenues	14,288.9	14,729.4	(3.0)
Operating Segment Income	5,978.1	5,694.3	5.0
Margin (%)	41.8	38.7

Corporate Expense

Corporate expense increased by Ps.26.5 million, to Ps.48.6 million in the second quarter of 2026, from Ps.22.1 million in the second quarter of 2025. The increase primarily reflected a higher share-based compensation expense.

Share-based compensation expense in the second quarter of 2026 and 2025 amounted to Ps.108.3 million and Ps.92.5 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees and is recognized over the vesting period.

Other Expense, Net

Other expense, net, decreased by Ps.175.0 million, to Ps.99.2 million in the second quarter of 2026, from Ps.274.2 million in the second quarter of 2025. This decrease reflected primarily (i) a decrease in expenses related to legal and financial advisory services; (ii) a non-cash decrease in loss on disposition of equipment; and (iii) a lower non-recurring severance expense in connection with headcount reductions.

The following table sets forth the breakdown of cash and non-cash other expense, net, stated in millions of Mexican pesos, for the quarters ended June 30, 2026 and 2025.

Other (Expense) Income, Net	2Q’26	2Q’25
Cash	(147.1)	(115.4)
Non-cash	47.9	(158.8)
Total	(99.2)	(274.2)

Finance Expense, Net

The following table sets forth the finance expense, net, stated in millions of Mexican pesos for the quarters ended June 30, 2026 and 2025.

	2Q’26	2Q’25	Favorable (Unfavorable) Change
Interest expense	(1,781.2)	(2,192.3)	411.1
Interest income	613.0	1,224.4	(611.4)
Foreign exchange loss, net	(66.7)	(422.5)	355.8
Other finance expense, net	(94.1)	(282.0)	187.9
Finance expense, net	(1,329.0)	(1,672.4)	343.4

Finance expense, net, decreased by Ps.343.4 million, to Ps.1,329.0 million in the second quarter of 2026, from Ps.1,672.4 million in the second quarter of 2025.

This decrease reflected:

(i)	a Ps.411.1 million decrease in interest expense, primarily in connection with a lower average principal amount of debt in the second quarter of 2026;
(ii) (iii)
a Ps.355.8 million decrease in foreign exchange loss, net, resulting primarily from a 2.4% appreciation of the Mexican peso against the U.S. dollar in the second quarter of 2026, compared with a 7.7% appreciation of the Mexican peso against the U.S. dollar in the second quarter of 2025, on a higher U.S. dollar-denominated net asset position in the second quarter of 2026; and
a Ps.187.9 decrease in other finance expense, net, resulting from a lower loss in fair value of our derivative contracts in the second quarter of 2026.

These favorable variances were partially offset by a Ps.611.4 million decrease in interest income, explained primarily by lower interest rates applicable to our cash equivalents and short-term investments in Mexican pesos and U.S. dollars in the second quarter of 2026, and a lower average amount of cash equivalents and short-term investments in the second quarter of 2026.

Share of Income of Associates and Joint Ventures, Net

Share of income of associates and joint ventures, net, decreased by Ps.1,136.7 million, to Ps.74.8 million in the second quarter of 2026, from Ps.1,211.5 million in the second quarter of 2025. This decrease reflected primarily a lower share of income of TelevisaUnivision, Inc. (“TelevisaUnivision”) in the second quarter of 2026, which reflected primarily an unfavorable change in the net income or loss of TelevisaUnivision in the second quarter of 2026, and the absence in the second quarter of 2026 of a gain derived from an increase in our share of TelevisaUnivision in the second quarter of 2025.

Share of income of associates and joint ventures, net, in the second quarter of 2026, included primarily our share of income of TelevisaUnivision.

Income Taxes

Income taxes changed by Ps.540.2 million, to an income tax expense of Ps.480.2 million in the second quarter of 2026, from an income tax benefit of Ps.60.0 million in the second quarter of 2025. This change reflected mainly a higher effective income tax rate primarily in connection with (i) a lower non-taxable effect of our share of income of associates and joint ventures in the second quarter of 2026; (ii) income taxes from prior years; and (iii) a higher inflationary tax gain on a net liability monetary position in some of our significant companies.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests increased by Ps.257.3 million, to Ps.335.3 million in the second quarter of 2026, from Ps.78.0 million in the second quarter of 2025. This increase reflected primarily a higher net income attributable to non-controlling interests in our Telecom operations in the second quarter of 2026.

Capital Expenditures

During the second quarter of 2026, we invested approximately U.S.$208.0 million (Ps.3,612.7 million) in property, plant and equipment as capital expenditures.

The following table sets forth the total amount of capital expenditures in property, plant, and equipment for the second quarter of 2026 and 2025 in millions of U.S. dollars and Mexican pesos:

Capital Expenditures	2Q´26 (Millions of U.S. Dollars)	2Q´26 (Millions of Mexican Pesos)	2Q´25 (Millions of U.S. Dollars)	2Q´25 (Millions of Mexican Pesos)
Total	208.0	3,612.7	109.1	2,125.4

Debt and Lease Liabilities

The following table sets forth our total consolidated debt and lease liabilities as of June 30, 2026, and December 31, 2025. Amounts are stated in millions of Mexican pesos.

	June 30, 2026	December 31, 2025	(Decrease) Increase
Current portion of long-term debt	—	3,737.0	(3,737.0)
Long-term debt, net of current portion	80,649.6	82,257.2	(1,607.6)
Total debt (1)	80,649.6	85,994.2	(5,344.6)
Current portion of long-term lease liabilities	2,132.1	1,583.9	548.2
Long-term lease liabilities, net of current portion	5,029.9	3,852.1	1,177.8
Total lease liabilities	7,162.0	5,436.0	1,726.0
Total debt and lease liabilities	87,811.6	91,430.2	(3,618.6)
(1) As of June 30, 2026, and December 31, 2025, total debt is presented net of finance costs in the aggregate amount of Ps.1,149.6 million and Ps.1,181.8 million, respectively.

As of June 30, 2026, our consolidated net debt position (total debt and lease liabilities, less cash and cash equivalents, short-term investments, and non-current investments in financial instruments) was Ps.41,932.1 million. The non-current investments in financial instruments amounted to an aggregate of Ps.4,053.1 million as of June 30, 2026.

Shares Outstanding

As of June 30, 2026 and December 31, 2025, our shares outstanding amounted to 308,581.8 million and 311,114.8 million shares, respectively, and our CPOs equivalents outstanding amounted to 2,637.5 million and 2,659.1 million CPOs equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPOs equivalents is calculated by dividing the number of shares outstanding by 117.

As of June 30, 2026 and December 31, 2025, the GDS (Global Depositary Shares) equivalents outstanding amounted to 527.5 million and 531.8 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPOs equivalents by five.

Convertible Debentures

As reported on June 3, 2026, we issued zero-coupon convertible debentures that will be mandatorily converted into CPOs and/or shares of the Company at their maturity on June 3, 2027, subject to obtaining the applicable regulatory authorizations, in the aggregate amount of Ps.6,917.8 million (the “Convertible Debentures”).

The conversion of the Convertible Debentures is supported by 69,009.5 million of shares in the form of CPOs and 13,396.4 million Series “A” shares not in the form of CPOs, which were authorized to be issued by our stockholders on April 28, 2026, and will represent 19.48% of our capital stock once converted.

The Convertible Debentures will not accrue interest, and their subscription price was determined based on market price. The proceeds from the issuance of the Convertible Debentures will be used by us for general corporate purposes, including potential strategic transactions in the Mexican telecom sector, capital expenditures or prepayment of indebtedness.

The Convertible Debentures were privately issued and were subscribed and paid by various investors, including current stockholders of the Company. We accounted for the Convertible Debentures as an equity instrument and the related amount was presented as a separate line item of equity in our consolidated statement of financial position as of June 30, 2026.

Sustainability

In 2026, we continued integrating sustainability into our business strategy and management, with a focus on the identification, assessment, and management of financially material risks and opportunities. Our strategy is structured around four pillars: climate-resilient connections, digital inclusion, empowering people, and leading by example, all of which contribute to strengthening operational resilience, efficiency, and our ability to generate long-term value.

During the second quarter, we completed the preparation of our sustainability and climate-related disclosures aligned with IFRS S1 and IFRS S2 standards. As part of a phased adoption approach, and in accordance with applicable transitional relief provisions, our disclosures focus on climate-related risks, opportunities, and metrics that we consider material to users of the financial statements. This process strengthened our governance, risk management, and climate metrics monitoring processes, while further integrating the effects of climate change into our enterprise risk management framework and reinforcing our commitment to transparency with investors and other stakeholders.

We continue to advance initiatives aimed at strengthening our resilience to the effects of climate change, technological developments, cybersecurity risks, and other factors relevant to our business, while maintaining our focus on sustainable value creation and the protection of our shareholders’ interests over the short, medium, and long term. In addition, during the second half of the year, we will publish a voluntary sustainability report, as we have done since 2014, which will provide expanded information on our environmental, social, and governance initiatives, performance, and progress.

Additional Information Available on Website

The information in this press release should be read in conjunction with the financial statements and footnotes contained in the Company's Annual Report and on Form 20-F for the year ended December 31, 2025, which is posted on the “Reports and Filings” section of our investor relations website at televisair.com.

In addition, from time to time, TelevisaUnivision and/or its subsidiaries publish annual and quarterly financial statements and financial information, as well as other important information concerning its business, on its website and elsewhere.  The Company is not responsible for such TelevisaUnivision information in any way, and such information is not intended to be included as part of, or incorporated by reference into, the Company’s public filings or releases.

About Televisa
Grupo Televisa S.A.B. (“Televisa”) is a major telecommunications company that owns and operates one of the most significant cable network groups as well as a leading direct-to-home satellite pay television system in Mexico. Televisa’s cable networks offer integrated services, including high-speed data, video, mobile, and voice to residential and commercial customers as well as telecommunications managed services to domestic and international enterprises. Televisa also offers pay television and broadband services through its direct-to-home satellite system. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable networks and satellite system. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the U.S. and, over 50 countries through television networks, cable operators, and over-the-top or OTT services.

Disclaimer
This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Investor Relations
www.televisair.com.mx
Tel: (52 55) 5261 2445

Rodrigo Villanueva, VP, Head of Investor Relations / rvillanuevab@televisa.com.mx
Andrés Audiffred, Investor Relations Director / aaudiffreda@televisa.com.mx
Nicolás Espinoza, Investor Relations Manager / nespinozam@televisa.com.mx

Media Relations

Rubén Acosta / General Director of Communications / racostamo@televisaunivision.com
Florencia López de Rodas / Communications and Media Director / flopezd@televisa.com.mx

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2026 AND DECEMBER 31, 2025
(Millions of Mexican Pesos)

		June 30, 2026 (Unaudited)		December 31, 2025 (Audited)
ASSETS
Current assets:
Cash and cash equivalents	Ps.	29,651.6	Ps.	27,607.2
Short-term investments		12,174.8		11,397.8
Trade accounts receivable, net		5,612.3		5,720.8
Other accounts receivable, net		480.3		70.6
Income taxes receivable		6,178.8		6,135.5
Other receivable taxes		4,970.9		3,624.4
Due from related parties		822.4		727.5
Transmission rights		891.0		877.7
Inventories		546.7		584.9
Contract costs		1,523.6		1,499.8
Other current assets		2,509.8		1,970.1
Total current assets		65,362.2		60,216.3

Non-current assets:
Trade accounts receivable, net of current portion		—		3.0
Transmission rights		74.2		74.2
Investments in financial instruments		4,053.1		3,425.4
Investments in associates and joint ventures		42,760.4		41,900.1
Property, plant and equipment, net		59,827.5		60,698.2
Investment property, net		2,583.6		2,624.3
Right-of-use assets, net		6,132.2		4,184.5
Intangible assets, net		24,662.4		24,913.5
Goodwill		13,454.9		13,454.9
Deferred income tax assets		14,083.9		14,083.0
Contract costs, net of current portion		2,676.4		2,653.0
Other assets		190.3		187.6
Total non-current assets		170,498.9		168,201.7
Total assets	Ps.	235,861.1	Ps.	228,418.0

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2026 AND DECEMBER 31, 2025
(Millions of Mexican Pesos)

		June 30, 2026 (Unaudited)		December 31, 2025 (Audited)
LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	—	Ps.	3,737.0
Interest payable		1,300.0		1,425.0
Current portion of lease liabilities		2,132.1		1,583.9
Derivative financial instruments		86.6		413.2
Trade accounts payable and accrued expenses		15,178.2		14,039.7
Customer deposits and advances		885.0		958.2
Current portion of deferred revenue		287.7		287.7
Income taxes payable		247.9		287.9
Other taxes payable		2,331.3		1,833.1
Employee benefits		1,494.9		1,249.6
Due to related parties		538.2		224.6
Other current liabilities		2,764.5		2,065.2
Total current liabilities		27,246.4		28,105.1
Non-current liabilities:
Long-term debt, net of current portion		80,649.6		82,257.2
Lease liabilities, net of current portion		5,029.9		3,852.1
Deferred revenue, net of current portion		4,171.2		4,315.0
Deferred income tax liabilities		3,166.6		2,667.5
Post-employment benefits		959.1		954.2
Other long-term liabilities		2,982.6		3,738.1
Total non-current liabilities		96,959.0		97,784.1
Total liabilities		124,205.4		125,889.2

EQUITY
Capital stock		3,933.5		3,933.5
Additional paid-in capital		13,359.5		13,359.5
Convertible debentures		6,917.8		—
		24,210.8		17,293.0
Retained earnings:
Legal reserve		1,798.4		1,798.4
Unappropriated earnings		100,003.4		110,022.0
Net income (loss) for the period		534.5		(9,168.3)
		102,336.3		102,652.1
Accumulated other comprehensive loss, net		(10,712.0)		(11,872.8)
Shares repurchased		(14,012.8)		(15,016.2)
		77,611.5		75,763.1
Equity attributable to stockholders of the Company		101,822.3		93,056.1
Non-controlling interests		9,833.4		9,472.7
Total equity		111,655.7		102,528.8
Total liabilities and equity	Ps.	235,861.1	Ps.	228,418.0

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE
THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025
(Millions of Mexican Pesos)

	Three months ended June 30,					Six months ended June 30,
	2026		2025		2026		2025
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)

Revenues	Ps.	14,288.9	Ps.	14,729.4	Ps.	28,801.4	Ps.	29,703.0
Cost of revenues		(8,751.7)		(9,019.7)		(17,593.8)		(18,235.0)
Selling expenses		(1,863.0)		(2,247.9)		(3,623.5)		(4,277.4)
Administrative expenses		(2,002.7)		(2,234.2)		(4,290.8)		(4,874.3)
Income before other expense		1,671.5		1,227.6		3,293.3		2,316.3
Other expense, net		(99.2)		(274.2)		(178.6)		(472.9)
Operating income		1,572.3		953.4		3,114.7		1,843.4
Finance expense		(1,942.0)		(2,896.8)		(3,885.7)		(4,416.4)
Finance income		613.0		1,224.4		919.1		2,315.3
Finance expense, net		(1,329.0)		(1,672.4)		(2,966.6)		(2,101.1)
Share of income of associates and joint ventures, net		74.8		1,211.5		1,413.9		1,302.7
Income before income taxes		318.1		492.5		1,562.0		1,045.0
Income tax (expense) benefit		(480.2)		60.0		(666.8)		(161.0)
Net (loss) income	Ps.	(162.1)	Ps.	552.5	Ps.	895.2	Ps.	884.0

Net (loss) income attributable to:
Stockholders of the Company	Ps.	(497.4)	Ps.	474.5	Ps.	534.5	Ps.	794.3
Non-controlling interests		335.3		78.0		360.7		89.7
Net (loss) income	Ps.	(162.1)	Ps.	552.5	Ps.	895.2	Ps.	884.0

Basic (loss) earnings per CPO attributable to stockholders of the Company	Ps.	(0.19)	Ps.	0.18	Ps.	0.20	Ps.	0.30

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Date: July 24, 2026	By:	/s/ Luis Alejandro Bustos Olivares
	Name:	Luis Alejandro Bustos Olivares
	Title:	Legal Vice President and General Counsel